Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, California 92618

October 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Abby Adams

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-3
Filed September 17, 2020
File No. 333-248865

Dear Ms. Adams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hancock Jaffe Laboratories, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Thursday, October 22, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert A. Berman
By: Robert A. Berman
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP